SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 23, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated August 23, 2016: Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE August 23, 2016

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
August 23, 2016 at 13:45 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Piou, Olivier

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial notification

Reference number: 549300A0JPRWG1KI7U06_20160823084112_3

Transaction date: 2016-08-22

Venue: XPAR

Instrument type: Share

ISIN: FI0009000681

Nature of the transaction: Acquisition

Transaction Details

(1): Volume: 100000 Unit price: 4.96250 EUR

Aggregated transactions

(2): Volume: 100000 Volume weighted average price: 4.96250 EUR

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About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal